August 29, 2014

Mr. Terence O’Brien,
Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549-4631,
USA.

Dear Mr. O’Brien,

Thank you for your letter dated July 22, 2014 setting forth comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2013 (the "2013 Form 20-F") (File Number 001-32846) of CRH plc (together with its subsidiaries, "CRH", the "Company" or the "Group").

To facilitate the Staff's review of our response, we have included in this letter the caption and numbered comments from the Staff's comment letter in italicised text, and have provided our response immediately following each comment.

Form 20-F for the year ended December 31, 2013

Selected Financial Data –  page 7

1.  We note that for 2013 your ratio of earnings to fixed charges (times) indicates a less than one-to-one coverage in 2013. In future filings, please disclose the dollar amount of the deficiency.

Response:

We will disclose the dollar amount of the 2013 deficiency (and any future deficiencies) in future filings by way of footnote to the Consolidated Income Statement Data table (2013: US$183m).

Mineral Reserves, page 20

2.  Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves for your cement pits/quarries in Ireland (2) and Spain (1), as required by paragraph (c) of Industry Guide 7. This information should include:

●	Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.
●	Drill-hole maps showing drill intercepts.
●	Justifications for the drill hole spacing used at various classification levels.
●	General cross-sections that indicate the relationship between seams, geology, and topography.
●	A detailed description and specific criteria of your procedures for estimating reserves.
●	Site specific economic justifications for the criteria used to estimate reserves.
●	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.
●	Third party reviews of your reserves that were developed within the last three years.
●	Any other information needed to establish legal, technical and economic feasibility.

Response:

In response to the Staff’s comment we have separately submitted supplemental information on a CD.  Confidential treatment has been requested for this information and, pursuant to Rule 12b-4, we request that this information be returned to the Company promptly following completion of the Staff’s review.

3.  Please disclose your proven and probable reserves separately or tell us if you meet the exception described in paragraph (b)(5)(2) of Industry Guide 7.

Response:

As noted in our response to the Staff's letter dated August 7, 2009, we continue to believe that the activities of CRH do not qualify for recognition as an extractive enterprise (CRH is a diversified international building materials group which manufactures and distributes a diverse range of products servicing the breadth of construction needs from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal). Furthermore we note that none of our individual properties is of major significance. Nevertheless we have provided the tabular disclosure in our 2013 Form 20-F which includes estimates of total proven and probable reserves as requested by the Staff in the 2009 letter. We respectfully submit that, in accordance with Item 4.D of Form 20-F, more detailed information is not required.

Management’s Report on Internal Control over Financial Reporting, page 81

4.  Please confirm to us that management is responsible for establishing and maintaining adequate control over financial reporting. Please review future management reports in accordance with Item 308(a)(1) of Regulation S-K.

Response:

We confirm that management is responsible for establishing and maintaining adequate control over financial reporting which we believe is stated in the description of the report on page 81 of our 2013 Form 20-F.  Nevertheless, we will supplement our disclosure under “Management’s Report on Internal Control over Financial Reporting” in future filings with the following:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our company’s published Consolidated Financial Statements for external purposes under generally accepted accounting principles”.

Property, plant and equipment – Note 14, page 126

5.  In future filings, please clarify that mineral-bearing land is depleted based on estimated proven and probable reserves. If not, please tell us the nature of your estimated reserves and identify the authoritative literature that supports your accounting.

Response:

We confirm that our mineral-bearing land is depleted based on estimated proven and probable reserves and will clarify our “Property, plant and equipment” accounting policy in future filings in this regard as follows:

“The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of proven and probable mineral reserves.”

2. Segment Information, page 135

6.  In future filings, please disclose revenues attributed to individual foreign countries, if material. Refer to IFRS 8.33.

Response:

We have provided geographical revenue disclosures for the Republic of Ireland (2% of total), Benelux (13% of total), Americas (52% of total) and Other (33% of total) in our 2013 Form 20-F.

Benelux consists of revenue generated within the Netherlands and Belgium with the Netherlands representing in excess of 70% of the Benelux total – we have provided narrative disclosure indicating that the Benelux revenue mainly relates to the Netherlands.

The Americas consists of revenue from the United States, Canada and South America with the United States representing 95% of the Americas total – we have provided narrative disclosure indicating that the Americas revenue mainly relates to the United States.

No individual country included within “Other” accounts for revenue of 10% or more of total Group revenue and on that basis we did not consider it necessary from a materiality perspective to provide any further geographical revenue disclosures.

33. Supplemental Guarantor Information, page 171

7.  Please expand your condensed consolidating financial statements to include a statement of comprehensive income for each period presented.

Response:

We will expand our Condensed Consolidated Financial Statements in future filings to include a Statement of Comprehensive Income for each period presented. We include a Statement of Comprehensive Income for the financial year ended 31 December 2013 by way of illustration below.

Supplemental Condensed Consolidated Statement of Comprehensive Income

	Year ended 31 December 2013
	Guarantor	Issuer	Non-Guarantor subsidiaries	Eliminate and reclassify	CRH and subsidiaries
	€m	€m	€m	€m	€m
Group (loss)/profit for the financial year	(296)	25	(290)	266	(295)

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(373)	-	(373)	373	(373)
(Losses)/gains relating to cash flow hedges	(2)	-	(2)	2	(2)
	(375)	-	(375)	375	(375)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	162	-	162	(162)	162
Tax on items recognised directly within other comprehensive income	(43)	-	(43)	43	(43)
	119	-	119	(119)	119

Total other comprehensive income for the year	(256)	-	(256)	256	(256)

Total comprehensive income for the financial year	(552)	25	(546)	522	(551)

Attributable to:
Equity holders of the Company	(552)	25	(547)	522	(552)
Non-controlling interests	-	-	1	-	1
Total comprehensive income for the financial year	(552)	25	(546)	522	(551)

*   *   *

In some of our responses, we have agreed to change or supplement the disclosures in our future filings.  We are doing that in the spirit of co-operation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Maeve Carton

Maeve Carton
Finance Director

cc:	Jenn Do, Staff Accountant Jeanne Baker, Assistant Chief Accountant David Korvin Jay Ingram, Legal Branch Chief (Securities and Exchange Commission)

Kathryn A. Campbell (Sullivan & Cromwell)

Breffni Maguire (Ernst & Young)